

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 22, 2017

Via E-mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

Re: **Brookfield Property Partners L.P.**
Form 20-F for the fiscal year ended December 31, 2016
Filed March 10, 2017
File No. 001-35505

Dear Mr. Davis:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities